UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2019

Fundrise Income eREIT II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10844

Delaware	61-1775114
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036 (Zip Code)
(Address of principal executive offices)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019. The financial statements included in this filing as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Income eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in, and manage a diversified portfolio of real investments and other real estate-related assets. Operations substantially commenced on September 5, 2018. We use substantially all of the net proceeds raised from our initial and subsequent offerings (the “Offering(s)”) to invest in real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Income eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Income eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed June 19, 2019 (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period. As of June 30, 2019 and December 31, 2018, we had raised total gross offering proceeds of approximately $48.8 million and $25.9, respectively, from settled subscriptions (including the $100,000 received in private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,883,000 and 2,588,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2019, approximately 91,000 of our common shares remained available for sale to the public under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is adjusted semi-annually and, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior semi-annual period (NAV per share). Accordingly, the per share purchase price of our common shares has been $10.00 per share from inception through June 30, 2019. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On October 8, 2018, we paid out our first distribution to shareholders for the distribution period of September 6, 2018 through September 30, 2018. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from September 6, 2018 through October 1, 2019, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
09/06/18 – 09/30/18	0.0019178082		09/04/18	10/08/18		7.00%
10/01/18 – 10/31/18	0.0019178082		09/26/18	01/07/19		7.00%
11/01/18 – 11/30/18	0.0016438356		10/29/18	01/07/19		6.00%
12/01/18 – 12/31/18	0.0019178082		11/29/18	01/07/19		7.00%
01/01/19 – 01/31/19	0.0020547945		12/27/18	04/10/19		7.50%
02/01/19 – 02/28/19	0.0019178082		01/30/19	04/10/19		7.00%
03/01/19 – 03/31/19	0.0019178082		02/28/19	04/10/19		7.00%
04/01/19 – 04/30/19	0.0021917808		03/28/19	07/11/19		8.00%
05/01/19 – 05/31/19	0.0023287671		04/30/19	07/11/19		8.50%
06/01/19 – 06/29/19	0.0030136986		05/30/19	07/11/19		11.00%
06/30/19(5)	0.0386936000		06/27/19	07/11/19		(5)
07/01/19 – 07/31/19	0.0021917808		06/28/19	10/21/19		8.00%
08/01/19 – 08/31/19	0.0019178082		07/30/19	10/21/19		7.00%
09/01/19 – 10/01/19	0.0017808219		08/29/19	10/21/19		6.50%
Weighted Average	0.0021474488	(3)			7.84	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from September 6, 2018 through October 1, 2019.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On June 27, 2019, the Manager of the Company declared a distribution of $0.0386936000 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2019, approximately 148,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest income on our real estate debt investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Results of Operations

On September 5, 2018, we substantially commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial Offering (not including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). For the six months ended June 30, 2019, we earned total net income of approximately $1.5 million primarily attributable to interest income from our investments. We did not have any net income or loss for six months ended June 30, 2018, as operations had not yet commenced.

Revenue

Interest Income

For the six months ended June 30, 2019 and 2018, we earned interest income of approximately $1.3 million and $0 respectively, from our real estate debt investments.

Equity in Earnings (Losses)

For the six months ended June 30, 2019 and 2018, we recognized equity in earnings (losses) of approximately $106,000 and $0 from our equity method investees, respectively.

Other Income

For the six months ended June 30, 2019 and 2018, we earned other income of approximately $138,000 and $0, respectively, which was primarily related to dividends from our money market investments.

Expenses

General and Administrative

For the six months ended June 30, 2019 and 2018, we incurred general and administrative expenses of approximately $100,000 and $0, respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses is due to the commencement of operations in September 2018.

Our Investments

As of June 30, 2019, we entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2019.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Middleburg University City Senior Loan (7)	Charlotte, NC	Land	11/30/2018	11.0%	05/31/2019	$4,400,000	73.2%	—	Initial	Update
649 Madison Avenue Senior Loan	Los Angeles, CA	Land	01/14/2019	10.0%	01/14/2020	$891,000	77.5%	—	Initial	N/A
851 Hart Senior Loan	Brooklyn, NY	Multifamily	02/19/2019	7.5% (6)	02/19/2021	$2,750,000	80.9%	82.3%	Initial	N/A
5625 Case Senior Loan	North Hollywood, CA	Land	03/19/2019	9.75%	09/19/2020	$1,662,000	87.5%	—	Initial	N/A
Boat Senior Loan	Upland, CA	Land	04/08/2019	9.90%	10/08/2020	$1,610,000	82.6%	—	Initial	N/A
HC Senior Loan	San Pedro, CA	Land	04/09/2019	9.75%	04/09/2020	$3,000,000	71.4%	76.9%	Initial	N/A
GSB Toluca Apts Senior Loan	Toluca Lake, CA	Land	05/20/2019	9.50%	10/20/2020	$4,050,000	84.4%	—	Initial	N/A

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	The 851 Hart Senior Loan bears an interest rate equal to the 1-month LIBOR Index + 5.75%, adjusted monthly with a minimum floor rate of 7.50%.
(7)	On March 1, 2019, the Middleburg University City Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	—	Initial	N/A
RSE Mosby Lakeside Controlled Subsidiary	Pooler, GA	Multifamily	11/05/2018	13.0%	11/05/2021	$7,585,000	—	85.0%	Initial	N/A
RSE-Aura Controlled Subsidiary (6)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,066,160	95.0%	—	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On February 27, 2019, the RSE-Aura Controlled Subsidiary was repaid in full.

Real Property Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE 23Hundred at Ridgeview Controlled Subsidiary	Plano, TX	Multifamily	12/10/2018	$5,650,000	Initial	N/A
NP 85 (2)	San Antonio, TX	Multifamily	12/19/2018	$1,939,296	Initial	Update
NP 84 (3)	Mansfield, TX	Multifamily	04/01/2019	$11,495,000	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 27, 2019, the NP 85 investment was liquidated and fully distributed.
(3)	On June 20, 2019, the NP 84 investment was liquidated and fully distributed.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2019, we had deployed approximately $33.3 million for nine investments and had approximately $15.8 million in cash. In addition to our investments of approximately $33.3 million, we had future funding commitments up to an $720,000 related to our investments. As of June 30, 2019, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of June 30, 2019 and December 31, 2018, we had no outstanding debt.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of low growth for the economy, we favor a strategy weighted toward targeting senior and mezzanine debt which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of June 30, 2019 and December 31, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments acquired by or repaid to the Company since June 30, 2019 (through September 6, 2019).

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Redemption Date	Total Commitment	Overview (Form 1-U)
Evergreen Park Controlled Subsidiary	Lake Stevens, WA	Multifamily	9/5/2019	9/5/2029	$7,000,000	Initial

Other

Event	Date	Description
Declaration of August 2019 Distributions	7/30/19	On July 30, 2019, the Manager of the Company declared a daily distribution of $0.0019178082 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2019 and ending on August 31, 2019.
Declaration of September 2019 Distributions	8/29/19	On August 29, 2019, our Manager declared a daily distribution of $0.0017808219 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2019 and ending on October 1, 2019.
Status of our Offering	9/13/19	As of September 13, 2019, we had raised total gross offering proceeds of approximately $49.5 million from settled subscriptions (including the $100,000 received in private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,953,000 of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

Fundrise Income eREIT II, LLC

Fundrise Income eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2019 (unaudited)	December 31, 2018 (*)
ASSETS
Cash and cash equivalents	$15,765	$6,044
Interest receivable	85	81
Other assets	15	3
Accrued interest, PIK	1,001	270
Real estate debt investments	27,663	12,837
Investments in equity method investees	5,197	7,472
Total Assets	$49,726	$26,707

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$64	$69
Due to related party	1	72
Settling subscriptions	23	516
Other liabilities	613	31
Redemptions payable	288	126
Distributions payable	1,551	461
Interest paid in advance reserve	678	-
Total Liabilities	3,218	1,275

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,882,682 and 2,588,255 shares issued and 4,734,826 and 2,573,402 shares outstanding as of June 30, 2019 and December 31, 2018, respectively	48,749	25,813
Redemptions – common shares	(1,440)	(146)
Retained Earnings (Accumulated deficit)	(801)	(235)
Total Members’ Equity	46,508	25,432
Total Liabilities and Members’ Equity	$49,726	$26,707

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
Income (loss)
Interest income	$1,318	$-
Equity in earnings (losses)	106	-
Other income	138	-
Total income (loss)	1,562	-

Expenses
General and administrative expenses	100	-
Total expenses	100	-

Income before taxes	$1,462	$-

Income tax expense	2	-

Net income (loss)	$1,460	$-

Net income (loss) per basic and diluted common share	$0.35	$-
Weighted average number of common shares outstanding, basic and diluted	4,133,286	500

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Income eREIT II, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2019 and 2018 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2018	2,573,402	$25,667	$(235)	$25,432
Proceeds from issuance of common shares	2,294,427	22,944	-	22,944
Offering costs	-	(8)	-	(8)
Distributions declared on common shares	-	-	(2,026)	(2,026)
Redemptions of common shares	(133,003)	(1,294)	-	(1,294)
Net income (loss)	-	-	1,460	1,460
June 30, 2019	4,734,826	$47,309	$(801)	$46,508

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2017	500	$5	$-	$5
Proceeds from issuance of common shares	-	-	-	-
Offering costs	-	-	-	-
Distributions declared on common shares	-	-	-	-
Redemptions of common shares	-	-	-	-
Net income (loss)	-	-	-	-
June 30, 2018	500	$5	$-	$5

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$1,460	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in (earnings) losses	(106)	-
Net (increase) decrease in interest receivable	(4)	-
Net (increase) decrease in other assets	(12)	-
Net (increase) decrease in accrued interest, PIK	(731)	-
Net increase (decrease) in accounts payable and accrued expenses	(5)	-
Net increase (decrease) in due to related party	(18)	-
Net increase (decrease) in other liabilities	(218)	-
Draws from interest paid in advance reserve	(193)	-
Net cash provided by (used in) operating activities	173	-
INVESTING ACTIVITIES:
Investment in real estate debt investments	(18,621)	-
Repayment of debt related investments	5,466	-
Investment in equity method investments	(11,495)	-
Distributions received from equity method investees	13,876	-
Net cash (used in) investing activities	(10,774)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	22,325	-
Proceeds from settling subscriptions	23	-
Cash paid for shares redeemed	(1,132)	-
Distributions paid	(833)	-
Offering costs	(8)	-
Reimbursements from (to) related party	(53)	-
Net cash provided by (used in) financing activities	20,322	-

Net increase (decrease) in cash and cash equivalents	9,721	-
Cash and cash equivalents, beginning of period	6,044	5
Cash and cash equivalents, end of period	$15,765	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions payable	$1,551	$-
Redemptions payable	$288	$-
Distributions reinvested in Fundrise Income eREIT II, LLC through programs offered by Fundrise Advisors, LLC	$103	$-
Interest paid in advance reserve holdback	$872	$-
Non-cash construction reserve	$800	$-

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT II, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Income eREIT II, LLC (the “Company”) was formed on November 19, 2015, as a Delaware limited liability company, and substantially commenced operations on September 5, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Income eREIT II, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2018. We hold substantially all of our assets directly, and as of June 30, 2019 have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The offering of our common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company’s initial offering of $50.0 million in common shares was qualified on August 22, 2018.

As of June 30, 2019 and December 31, 2018, after redemptions, the Company has net common shares outstanding of approximately 4,735,000 and 2,573,000 respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2019 and December 31, 2018, the Sponsor owned 500 common shares. In addition, as of June 30, 2019 and December 31, 2018, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement, for an aggregate purchase price of $95,000. As of June 30, 2019 and December 31, 2018, the Company’s total amount of equity outstanding on a gross basis was approximately $47.4 million and $25.7 million, respectively, and the total amount of settling subscriptions was approximately $23,000 and $516,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company’s Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds invested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Investment Plans”). Shares purchased through such Investment Plans are done so at the effective price at the time of distribution issuance. As of June 30, 2019, $103,000 of distributions declared by the Company have been reinvested directly into the Company through such Investment Plans. As of December 31, 2018, $7,000 of distributions declared by the Company have been reinvested directly into the Company through such Investment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Interest Paid in Advance Reserve

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the six-month period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the six-month period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense to for organizational costs.

As of June 30, 2019 and December 31, 2018, the Manager had incurred cumulative organizational and offering costs of approximately $332,000 and $332,000, respectively, on behalf of the Company. The Hurdle Rate was met as of December 31, 2018 so approximately $53,000 and $53,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2019 and December 31, 2018, respectively. During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company reimbursed the Manager approximately $53,000 and $0, respectively, in offering costs. As such, approximately $0 and $53,000 remained payable as of June 30, 2019 and December 31, 2018 respectively. Of this $53,000 due to the Manager as of December 31, 2018, approximately $10,000 was related to organizational costs and included as an expense in the statements of operations.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semi-annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2019 and 2018.

Real Estate Debt Investments

Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to semi-annual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2019 or 2018. No gross deferred tax assets or liabilities have been recorded as of June 30, 2019 or December 31, 2018.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. The adoption of this standard did not have a material impact on our financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Update 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a material impact on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The adoption of this standard did not have a significant impact on the presentation of these financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$7,472	$-
New investments in equity method investees	11,495	7,589
Distributions from equity method investees	(13,876)	-
Equity in earnings (losses) of equity method investees	106	(117)
Ending balance	$5,197	$7,472

As of June 30, 2019, the Company’s remaining investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018 a 16.4% non-controlling member interest in 23Hundred At Ridgeview LP, whose activities are carried out through the following wholly-owned asset: 23Hundred At Ridgeview Ranch, a multifamily complex in Plano, TX.

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. Similarly, in 2019, the Company acquired an equity method investment in NP 84, LLC, which issued a loan to the borrower to acquire Mansfield on the Green, a multifamily property in Mansfield, TX. During the six months ended June 30, 2019, both borrowers refinanced the underlying properties and repaid the related loans in full with interest. Consequently, the proceeds from NP 84, LLC and NP 85, LLC were distributed to the members such that the remaining equity interest at June 30, 2019 was $0. Accordingly, there was no gain on sale of the investment.

As of and for the six months ended June 30, 2019, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	23Hundred JV LP	NP 85, LLC	NP 84, LLC
Condensed balance sheet information:	As of June 30, 2019	As of June 30, 2019	As of June 30, 2019
Real estate assets, net	$86,710	$-	$-
Other assets	1,404	-	-
Total assets	$88,114	$-	$-

Mortgage notes payable	$54,224	$-	$-
Other liabilities	1,632	-	-
Equity	32,258	-	-
Total liabilities and equity	$88,114	$-	$-
Company’s equity investment	$5,197	$-	$-

	23Hundred JV LP	NP 85, LLC	NP 84, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2019	For the Period from January 1, 2019 to February 27, 2019 (Liquidation)	For the Period from April 1, 2019(Acquisition) to June 20, 2019 (Liquidation)
Total revenue	$3,452	$270	$871
Total expenses	4,249	-	-
Net income (loss)	$(797)	$270	$871
Company’s equity in earnings (loss) of investee	$(130)	$18	$218

As of December 31, 2018 and for the six months ended June 30, 2018, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	23Hundred JV LP	NP 85, LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$85,520	$28,443
Other assets	1,654	62
Total assets	$87,174	$28,505

Mortgage notes payable	$50,908	$-
Other liabilities	1,982	-
Equity	34,284	28,505
Total liabilities and equity	$87,174	$28,505
Company’s equity investment	$5,529	$1,943

	23Hundred JV LP	NP 85, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018
Total revenue	$-	$-
Total expenses	-	-
Net income (loss)	$-	$-
Company’s equity in earnings (loss) of investee	$-	$-

4.	Real Estate Debt Investments

As of June 30, 2019 and December 31, 2018, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in eight debt related investments as of the date of these financial statements. The following table describes our real estate debt investment activity (tabular amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$12,837	$-
Investments (1)	20,292	12,837
Principal repayments (2)	(5,466)	-
Ending balance	$27,663	$12,837

(1)	Investments as of June 30, 2019 include zero preferred equity investments and six senior debt investment added during the six months ended June 30, 2019. Investments as of December 31, 2018 include three preferred equity investments and one senior debt investment added during the year ended December 31, 2018.
(2)	As of June 30, 2019, the principal repayments include full repayment from one senior debt investment and one preferred equity investment.

As of June 30, 2019 and December 31, 2018, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

The following table presents the Company’s investments in real estate debt investments, as of June 30, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	6	$13,683	$280	$13,683
Preferred equity	2	13,980	440	13,980
Balance as of June 30, 2019	8	$27,663	$720	$27,663

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	1	$4,400	$-	$4,400
Preferred equity	3	8,437	7,050	8,437
Balance as of December 31, 2018	4	$12,837	$7,050	$12,837

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s real estate debt investments, as of June 30, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	6	$3,891	$9,792	$-	$-
Preferred equity	2	-	7,145	6,835	-
Balance as of June 30, 2019	8	$3,891	$16,937	$6,835	$-

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	1	$4,400	$-	$-	$-
Preferred equity	3	1,066	536	6,835	-
Balance as of December 31, 2018	4	$5,466	$536	$6,835	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2019 and December 31, 2018, all investments were considered to be performing, as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2019 and the year ended December 31, 2018 (all tabular amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of June 30, 2019	Payment Date	Total Declared
February 1, 2019 – February 28, 2019	0.0019178082	$201		01/30/19	$201	04/10/19	$-
March 1, 2019 – March 31, 2019	0.0019178082	244		02/28/19	244	04/10/19	1
April 1, 2019 – April 30, 2019	0.0021917808	290		03/28/19	-	07/11/19	1
May 1, 2019 – May 30, 2019	0.0023287671	341		04/30/19	-	07/11/19	1
June 1, 2019 – June 29, 2019	0.0030136986	415		05/30/19	-	07/11/19	1
June 30, 2019	0.0386936000	184		06/27/19	-	07/11/19	-
July 1, 2019 – July 31, 2019	0.0021917808	321	(2)	06/28/19	-	10/21/19	-
Total		$1,996			$445		$4

	Members						Related Parties (1)
Distributions:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2018	Payment Date	Total Declared
September 6, 2018 – September 30, 2018	0.0019178082	$21		9/4/18	$21	10/8/18	$-
October 1, 2018 – October 31, 2018	0.0019178082	67		9/26/18	-	1/7/19	-
November 1, 2018 – November 30, 2018	0.0016438356	89		10/29/18	-	1/7/19	1
December 1, 2018 – December 31, 2018	0.0019178082	140		11/29/18	-	1/7/19	1
January 1, 2019 – January 31, 2019	0.0020547945	165	(3)	12/27/18	-	4/21/19	-
Total		$482			$21		$2

(1)	Total distributions declared to related parties are included in total distributions declared to all members.

(2)	The liability for the July 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2019 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2019.

(3)	The liability for the January 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2018 financial statements. This amount was subsequently determined to be approximately $195,000.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2019 and December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents, distributions payable, and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The method utilized generally includes a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our real estate debt investments including PIK interest to be $28.7 million and $13.1 million, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2019 and the year ended December 31, 2018.

The Company will also reimburse the Manager, subject to the reimbursement limit previously described in Note 2, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2019 and 2018, the Manager incurred approximately $29,000 and $0 of costs on our behalf, respectively. Of these amounts, approximately $0 and $7,000 were due and payable as of June 30, 2019 and December 31, 2018, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV, which, until December 31, 2018, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period.

The Manager has agreed, for a period from inception until December 31, 2018 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to further waive its asset management fees through June 30, 2019.

Accordingly, during the six months ended June 30, 2019 and 2018, we did not incur any asset management fees. As of June 30, 2019 and December 31, 2018, no asset management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2019 and December 31, 2018, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2019 and June 30, 2018, no disposition expenses were incurred or payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company purchased five and two investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2019 and 2018, fees of approximately $7,000 and $0, respectively, were incurred for the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2019 and December 31, 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. As of June 30, 2019 and December 31, 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 shares as of June 30, 2019 and December 31, 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed $10.0 million. The note was in effect for the Company as of August 17, 2018, bore a 3.00% interest rate, and expired on January 31, 2019. As such, this note is no longer available to fund acquisitions. During the year ended December 31, 2018, the Company had drawn $6.8 million on the grid note, all of which was repaid as of December 31, 2018. The Company incurred $13,000 in related interest for the year ended December 31, 2018.

For the six months ended June 30, 2019 and 2018, the Sponsor incurred approximately $3,000 and $0 of costs on our behalf, respectively. Of these amounts, approximately $1,000 and $0 were due and payable as of June 30, 2019 and 2018 respectively.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2019 and December 31, 2018, approximately $279,000 and $332,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 16, 2019 for potential recognition or disclosure.

New Investments

As of September 16, 2019, the Company has made one additional real estate investment and borrowers have drawn additional funds in the amount of approximately $440,000 million.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount, generally not to exceed 3% of its assets under management (AUM). National Lending may generally provide short-term bridge financing through promissory notes to its contributors, allowing them to draw upon available cash in order to maintain greater liquidity and better finance their individual real estate investment strategies. The promissory notes will bear a market rate of interest and will be repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Representative. As of September 16, 2019, we have contributed $1,424,000 to National Lending and have not entered into any promissory notes with National Lending.

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on August 15, 2018)
2.2	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on August 15, 2018)
2.3	Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A/A filed on August 15, 2018)
2.4	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A/A filed on August 15, 2018)
4.1	Form of Subscription Package (incorporated by reference to the copy thereof submitted as Appendix B to the Company’s Offering Circular filed on June 19, 2019)
6.1	Form of License Agreement between Fundrise Income eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A/A filed on August 15, 2018)
6.2	Form of Fee Waiver Support Agreement between Fundrise Income eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A/A filed on August 15, 2018)
6.3	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on August 15, 2018)

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 16, 2019.

Fundrise Income eREIT II, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	Monday, September 16, 2019
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of Fundrise Advisors, LLC	Monday, September 16, 2019
Benjamin S. Miller	(Principal Financial Officer and Principal Accounting Officer)